SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-1)

Under the Securities Exchange Act of 1934

(Amendment No. 1)

NET TALK.COM, INC.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

NONE

(CUSIP Number)

Brent A. Jones, Esq., 1801 N. Highland Avenue

Tampa, Florida 33602 (813) 224-9255

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

NOVEMBER 23, 2009*

(Date of Event Which Requires Filing of This Statement)

*	The filing person has filed this schedule pursuant to Rule 13d-1(a).

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box:  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

CUSIP No. NONE
1.	Names of Reporting Persons. DEECEMBRA DIAMOND
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 360,000 (1)
	8.	Shared Voting Power 511,936 (2)
	9.	Sole Dispositive Power 360,000 (1)
	10.	Shared Dispositive Power 511,936 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 511,936(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount of Row (11) 4.99%
14.	Type of Reporting Person IN

(1)	Ms. Diamond owns 360,000 shares of the Company’s common stock.
(2)	This figure includes (a) 60,000 shares of common stock owned by Apogee Financial Investments, Inc., a company for which Ms. Diamond’s spouse, Richard Diamond, serves as president and chief executive officer; (b) 22,950 shares of common stock owned by Midtown Partners & Co., LLC, a wholly owned subsidiary of Apogee Financial Investments, Inc.; and (c) 68,986, representing that portion of the warrants described below that is exercisable without causing the holder to beneficially own greater than 4.99% of the outstanding capital stock of the Registration. Ms. Diamond disclaims beneficial ownership of these securities and this report shall not be deemed an admission that the reporting person is the beneficial owner of the securities for Section 13 or any other purpose.

The following warrants are not exercisable to the extent, upon exercise, the Holder would beneficially own in excess of 4.99% of the Registrant’s common stock: (v) 326,400 shares of common stock issuable upon exercise of a Series A Common Stock Purchase Warrant held by Apogee Financial Investments, Inc., which may be exercised, at the option of the holder, at an exercise price of $0.25 per share; (w) 124,848 shares of common stock issuable upon exercise of a Series A Common Stock Purchase Warrant held by Midtown Partners & Co., LLC, which may be exercised, at the option of the holder, at an exercise price of $0.25 per share; (x) 880,000 shares of common stock issuable upon exercise of a Series BD Common Stock Purchase Warrant held by Midtown Partners & Co., LLC, which may be exercised, at the option of the holder, at an exercise price of $0.50 per share; (y) 200,000 shares of common stock issuable upon exercise of a Series BD Common Stock Purchase Warrant held by Midtown Partners & Co., LLC, which may be exercised, at the option of the holder, at an exercise price of $0.25 per share; and (z) 200,000 shares of common stock issuable upon exercise of a Series BD Common Stock Purchase Warrant held by Midtown Partners & Co., LLC, which may be exercised, at the option of the holder, at an exercise price of $0.50 per share. As a result, due to the exercise limitation, the figure only includes approximately 68,986 shares of common stock issuable upon exercise of the foregoing warrants. Ms. Diamond disclaims beneficial ownership of these securities and this report shall not be deemed an admission that the reporting person is the beneficial owner of the securities for Section 13 or any other purpose.

CUSIP No. NONE
1.	Names of Reporting Persons. RICHARD J. DIAMOND
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 511,936 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 511,936 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 511,936
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount of Row (11) 4.99%
14.	Type of Reporting Person IN

(1)	This figure includes (a) 360,000 shares of common stock owned by Deecembra Diamond, Mr. Diamond’s wife; (b) 60,000 shares of common stock owned by Apogee Financial Investments, Inc., a company for which Mr. Diamond serves as president and chief executive officer; (c) 22,950 shares of common stock owned by Midtown Partners & Co., LLC, a wholly owned subsidiary of Apogee Financial Investments, Inc.; and (d) 68,986, that portion of the warrants described below that is exercisable without causing the holder to beneficially own greater than 4.99% of the outstanding capital stock of the Registration. Mr. Diamond disclaims beneficial ownership of these securities and this report shall not be deemed an admission that the reporting person is the beneficial owner of the securities for Section 13 or any other purpose.

The following warrants are not exercisable to the extent, upon exercise, the Holder would beneficially own in excess of 4.99% of the Registrant’s common stock: (v) 326,400 shares of common stock issuable upon exercise of a Series A Common Stock Purchase Warrant held by Apogee Financial Investments, Inc., which may be exercised, at the option of the holder, at an exercise price of $0.25 per share; (w) 124,848 shares of common stock issuable upon exercise of a Series A Common Stock Purchase Warrant held by Midtown Partners & Co., LLC, which may be exercised, at the option of the holder, at an exercise price of $0.25 per share; (x) 880,000 shares of common stock issuable upon exercise of a Series BD Common Stock Purchase Warrant held by Midtown Partners & Co., LLC, which may be exercised, at the option of the holder, at an exercise price of $0.50 per share; (y) 200,000 shares of common stock issuable upon exercise of a Series BD Common Stock Purchase Warrant held by Midtown Partners & Co., LLC, which may be exercised, at the option of the holder, at an exercise price of $0.25 per share; and (z) 200,000 shares of common stock issuable upon exercise of a Series BD Common Stock Purchase Warrant held by Midtown Partners & Co., LLC, which may be exercised, at the option of the holder, at an exercise price of $0.50 per share. As a result, due to the exercise limitation, the figure only includes approximately 68,986 shares of common stock issuable upon exercise of the foregoing warrants. Mr. Diamond disclaims beneficial ownership of these securities and this report shall not be deemed an admission that the reporting person is the beneficial owner of the securities for Section 13 or any other purpose.

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, $0.001 par value, of Net Talk.com, Inc., a Florida corporation (“Company”). The address of the principal executive office of the Company is 1100 NW 163 Drive, Miami, Florida 33169, (305) 621-1200.

Item 2.	Identity and Background.

Ms. Diamond is employed by Lifestyle Family Fitness. Her mailing address is 4218 W. Linebaugh Avenue, Tampa, Florida 33624.

Mr. Diamond is the President and Chief Executive Officer of Apogee Financial Investments, Inc. His business address is 4218 W. Linebaugh Avenue, Tampa, Florida 33624.

Mr. and Ms. Diamond are sometimes referred to herein as the “Reporting Person.”

During the last five years neither Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years neither Reporting Person has been a party to a civil proceeding of judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of or prohibiting or mandating activities subject to, federal or state securities laws or finding violation with respect to such laws.

Each of the Reporting Persons is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

Not Applicable. This 13D/A is filed to report that the Reporting Persons are not subject to filing requirements of Schedule 13D due to the limitations on exercise of the warrants as described above.

Item 4.	Purpose of Transaction.

Not Applicable. This 13D/A is filed to report that the Reporting Persons are not subject to filing requirements of Schedule 13D due to the limitations on exercise of the warrants as described above.

Item 5.	Interest in Securities of Net Talk.com, Inc.

(a) The Reporting Persons are deemed to beneficially own 511,936 common shares, representing 4.99% of the class. Therefore, the Reporting Persons are not required to file pursuant to Schedule 13D. The initial filing by the Reporting Persons was filed in error because, due to the limitations on exercise of the warrants as described above, the Reporting Persons did not own greater than 4.99% of the class.

(b) For information with respect to the power to vote or direct the vote and the power to dispose or to direct the disposition of the common stock beneficially owned by the Reporting Person, see Rows 7-10 of the cover page.

(c) No transactions in the Company’s common stock were effected by the Reporting Person during the past 60 days. The Reporting Person acquired their shares in Net Talk.com, Inc. on November 2, 2006, April 27, 2007, December 30, 2007, January 30, 2009, February 6, 2009, and July 20, 2009, respectively.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock of Net Talk.com, Inc. owned by the Reporting Person.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Net Talk.com, Inc.

Neither Reporting Person has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7	Material to be Filed as Exhibits.

Not Applicable

[signatures follow on next page]

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	November 24, 2009	S/ DEECEMBRA DIAMOND
Deecembra Diamond

S/ RICHARD DIAMOND
Richard Diamond